Exhibit 99.1

press release

ArcelorMittal signs share purchase agreement for sale of 50% shipping business stake

23 December, 08:00 CET

ArcelorMittal, the world’s leading steel and mining company, announces it has signed a share purchase agreement with DryLog Ltd (DryLog) for the sale of a 50% stake in Global Chartering Limited (GCL), its wholly owned shipping business, and will subsequently form a 50:50 shipping joint venture with DryLog. The transaction is expected to close before the end of 2019.

GCL currently operates 28 dry cargo vessels, which range from Supramax to Cape Size, 25 of which are on long-term leases and will be transferred into the joint venture, with the remaining three being owned outright.

The joint venture will benefit from the combination of the two businesses respective knowledge and expertise, and ArcelorMittal’s extensive annual cargo commitments, a portion of which will be handled exclusively by the JV. It will also benefit from DryLog’s ability to optimise transport solutions and its technical and commercial vessel management expertise. These factors will enable the joint venture to grow its operations and become a significant player in the international shipping industry.

The stake sale and JV formation will ultimately impact ArcelorMittal’s net debt by $530 million, with $400 million on completion and a further $130 million due in early 2020.

The transaction is part of ArcelorMittal’s commitment to unlock up to $2 billion of value from its asset portfolio by mid-year 2021.